Exhibit 1

April 19, 2016

Press Release

Ahold CEO Dick Boer addresses Annual General Meeting 2016

Zaandam, the Netherlands – Ahold’s Annual General Meeting of Shareholders on April 19, 2016, included a speech by Ahold Chief Executive Officer Dick Boer. Following is the full text of the speech.

Once again, a very warm welcome here in Amsterdam for the second time this year. At today’s special meeting, which looks like it will be the last before Ahold merges with Delhaize, I would like to tell you a story about this great company and look back on our journey forward.

In 129 years, Ahold has grown from a family business with just one grocery store in the Dutch town of Oostzaan, to a leading retailer that serves millions of customers every day with more than 3,200 stores and, of course, our online businesses.

I don’t know about you, but the pictures you are seeing here in the Muziekgebouw today bring back a lot of memories for me. I have been with Ahold since 1998 and in the grocery business for 35 years already. I started in the eighties, right around the time when Albert Heijn introduced its slogan, “The nation’s largest grocer will start watching its pennies.” Perhaps you still remember this. Albert Heijn lowered prices on a large number of products. This was good for the customer, but I can tell you that it made times hard for competitors.

“What is right for the customer is also right for the business.” Right up to today, this has been the driving force behind our strong, local brands. Last month, bol.com, part of Ahold since 2012, won a major prize for being the best web store in the Netherlands. Here is a quote from the jury report: “Bol.com deserves this prize because it bases its choices on what customers find most important rather than what happens to be ‘cool’ in the industry.”

I am proud of that. This focus on the customer is the common thread that runs through our history and that connects all our brands.

Pioneering, responding to what is happening in society, as well as anticipating and bringing about change in the supermarket sector. This is also a common thread running through our history. The Heijns, along with the founders of our other brands, were retail pioneers. Take the founders of Giant Landover in the United States, who opened the first mass-merchandised supermarket in 1936. Skeptics said that “supermarkets” would never catch on, but they were wrong. Later on, Mr. Albert Heijn was inspired by the large stores he saw on a trip to the United States. If he had not decided to invest in the supermarket formula then, and open the first self-service store in 1952, our supermarket landscape and our business would look very different now.

I should also mention 1981, when Albert Heijn started to roll out the franchise formula. This company realized the value of having a good balance between company-owned stores and local entrepreneurship. That still applies today, and we are very proud of all these motivated entrepreneurs.

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Change is in our DNA, and that has also brought us much with regard to online. AH.nl, by far the largest online supermarket in the Netherlands, traces its roots back to 1987, when Ahold operated the home shopping service James TeleSuper. In the late eighties, Peapod in the United States - part of Ahold since 2001 - was the first e-commerce-only company in the world. And since its launch as an online bookshop in 1999, bol.com has grown into the largest online department store in the Netherlands and Belgium.

At the time when I took the helm as CEO of Ahold, we had not really utilized the leading positions of AH.nl and Peapod enough. The assumption was that customers wanted the physical store online. But my team and I saw tremendous opportunities for this sleeping beauty in our group. In 2011, when we presented our Reshaping Retail strategy with omni-channel as a key element, it really got its place in our organization and picked up steam. In 2012, bol.com joined the group, which was a crucial step. They did not think in terms of the limitations of physical shops, but in terms of the infinite possibilities of online. They really infused Ahold’s DNA with online.

Two years later, in 2014, we presented our omni-channel ambitions to the market. We are well on track to achieving our goal of €2.5 billion in online consumer sales in 2017. In 2015, we were at €1.8 billion.

At the time, we said that we would invest to achieve this growth, based on the conviction that digitization is changing our industry irreversibly.

You have to fully commit to be successful – you have to be the first mover and be able to scale up quickly. Bol.com is a great example of this, with sales growth of more than 25% in 2015. This year, their consumer sales are on track to exceed €1 billion, thanks to investments in areas such as product range, product information and delivery options. This is almost three times as much as in 2012.

Ah.nl currently has a service area of 86% of the Netherlands for home delivery. Or Peapod: though it is not growing as fast as bol.com, it managed to grow new customers and sales by 45% in the fourth quarter in the New York area, a key growth market.

I told you about our stores: brick-and-mortar and online. But the listed company, Ahold, also has a history worth mentioning. In 1948, Albert Heijn was the first retailer listed on the Amsterdam Stock Exchange. In 1973, Ahold N.V. was established and Albert Heijn became part of the holding, which was able to expand abroad. In 1987, when Albert Heijn celebrated its 100th anniversary, Ahold received the predicate “Royal.” We are very proud that Ahold Delhaize will also use the predicate after the intended merger.

We are looking back at our journey forward. And let me be clear, we have also had some tough times along the way. I don’t need to remind you, our often longstanding shareholders, of that. After a period of very rapid global expansion, we were dealt a hard blow in 2003. I will personally never forget the shock wave that hit us back then. What will also stay with me is how we, as a team, put our shoulders to the wheel to put the business back on track, together with our associates and suppliers. Ahold sold many business units and we reinvented ourselves as a focused company with leading positions in our markets.

I was CEO of Albert Heijn at that time. Inspired by conversations I had with Mr. Albert Heijn after I was appointed, my team and I developed the slogan that helped put the Albert Heijn brand on the road to recovery after 2003: “Everyday products affordable and special products attainable.” We went back to a clear focus on the customer.

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Because what is right for the customer is also right for the business. I mentioned this motto already. It is reflected in our formats, in our product range and in how we do business. We are seeing a shift in what our customers want. They want to be able to shop how, when and where they want. They are demanding better quality, more value for money. They want responsibly sourced and healthy food. They want to know where the products come from. And affordability is key – basically, they want it all.

Ahold is constantly taking steps in this area, too. As a large employer, as a producer and a customer, as a neighbor and as a place where people come to do their daily grocery shopping, we see a role for ourselves in tackling a number of the major challenges in society, including health, food security, diversity, responsible consumption and production, and so on.

In 2011, we clearly set out a number of ambitions in our Responsible Retailing strategy. Last month, in our Responsible Retailing Report, we showed that we had achieved most of the goals we had set ourselves in five years.

Let me mention just a couple:

Healthier products make up an increasing portion of our sales. We have achieved this, among others, by reducing the price of fruit and vegetables, by changing product formulation and by offering more and more choice, but also by making it easier for customers to find and understand the healthy options we offer.

Let me take this opportunity to talk about our successful organic brands, too. Albert Heijn was one of the first supermarkets in the Netherlands to launch a line of own-brand organic products in 1998 and now is the supermarket with the most organic products in the Netherlands. In the U.S., we introduced our Nature’s Promise brand in 2004, with great success, and a growing assortment — with more than 800 products currently, including food but also non-food items such as detergents.

We want to be a better neighbor, and many of our efforts are aimed at children (though – as you know – we never forget about the elderly). Almost one million children took part in our educational programs on healthy living, such as the Passport to Nutrition Program in the U.S. and the “Ik eet het beter”’ program in the Netherlands.

We also made important progress in the field of sourcing. We analyze the supply chain, from farmer to customer, and continuously take steps to ensure food safety, sustainable production and good working conditions.

We have established deep and long-standing relationships with many of our suppliers of fresh products, whom we consider our partners. We have been working with some of them for more than 50 years. See, for instance, Albert Heijn’s cucumber farmer in the next video clip.

In 2007, the Albert Heijn Foundation was established – a partnership of Albert Heijn, ICCO and Fair Match Support to improve the circumstances and future prospects of African vegetable, fruit and flower farm workers.

And one final example: I am very pleased to report at this meeting that Ahold USA has joined the Coalition of Immokalee Workers’ (CIW) Fair Food Program, dedicated to delivering responsibly sourced tomatoes and improving the lives of farm workers in the U.S.

And very importantly, our people. Mr. Albert Heijn was already aware decades ago that associates were the company’s true capital. And this is still the case. In 2015, we had 236,000 associates. It is their daily interactions with our customers, their entrepreneurship and creativity that makes us successful. We want to offer them a working environment that encourages initiative and where they can continue to build a future with Ahold or in the next phases of their career, with competitive remuneration and other benefits. We are proud that so many people are able to take the first steps on their career paths in our stores.

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We are forging ahead as a Responsible Retailer. As we are about to merge, we will present our joint plans and ambitions as Ahold Delhaize in the fourth quarter. Both companies were included in the Dow Jones Sustainability Index in 2015 - for Ahold it was the seventh straight time – a clear recognition of our efforts in this field.

I am convinced that collaboration in the industry is also essential if we are to have real impact, for example, in the Consumer Goods Forum, of which both Ahold and Delhaize are members, along with around 400 retailers, producers and other stakeholders globally.

And now it is time for a few words about the recent past, 2015. Our CFO, Jeff Carr, will shortly be talking about our financial performance in more depth, so I will just mention a couple of highlights.

We can look back on a strong year in which we have challenged ourselves to innovate more quickly, to find new ways of offering our customers fresher products and to create more value. We reported sales of just over €38 billion driven by strong performances in our stores, particularly during the holidays in December, and very strong growth in online sales. And, of course, also helped by the U.S. dollar.

In the U.S., sales, excluding gasoline sales, grew by more than 4%, adjusted for an additional week in 2015. We saw an improvement in price perception across our brands.

This is an important driver of sales and a key goal of our local strategy, which is aimed at investments in price and quality. As part of this program, we have rolled out improved fruit and vegetable departments in more than 500 stores. And we are now tackling the bakery departments. Earlier this month we announced a next round of price decreases, on about 1,000 products in our stores.

We tested a new format, named bfresh: smaller stores aimed at city customers with a focus on fresh food and local convenience. We also added 25 former A&P stores in the interesting New York Metro market area.

In the Netherlands, sales momentum remained strong, with a 3.2% increase in identical sales. The recovery at Albert Heijn continued, after a couple more difficult years. We re-invented ourselves as a market leader that knows how to touch customers’ hearts and minds – and that makes me very proud. It is a compliment to the Albert Heijn team and all associates.

They launched new products, inspired our customers and introduced popular savings and collectibles campaigns. As an example, over the past few weeks, we have distributed more than 47 million “grow-your-own garden” kits here in the Netherlands, which I’m sure won’t have escaped your attention. They help tell customers the stories behind the products they buy.

Or look at the Albert Heijn to go team, who can develop an idea into a product on the shelves in just a month. Very importantly, customers showed their appreciation. Albert Heijn’s market share grew to 35% in the past year.

In the Czech Republic, we now have more than 330 stores, including the SPAR stores we acquired last year. Most of these are supermarkets and they reported strong identical sales growth thanks to a new store concept we rolled out.

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I have already talked about our strong growth in online. Our investments over the past couple of years paid off, with online consumer sales of €1.8 billion. Bol.com accounted for half this figure, following an excellent, record-breaking holiday period. At a peak moment right before Christmas, they received 11 orders every second. Peapod and AH.nl were also leaders in online food.

Our free cash flow remained strong at €1.2 billion this year. This enables us to continue to invest. Today, we are proposing a dividend of 52 cents, more than 8% higher than last year. And, as approved last month, we will return about €1 billion in capital to you, Ahold’s shareholders, prior to the completion of the proposed merger with Delhaize

On our way forward, we have brought together a portfolio of strong, local brands on which we continue to build. A lot happened in this area in 2015. Etos and Gall & Gall here in the Netherlands launched new logos, with a strong link to core values in their past. The Albert brand in the Czech Republic, considerably bigger thanks to the acquisition of the SPAR stores last year, was also repositioned.

Our U.S. stores are running the tagline “My Giant helps me save money, save time, and eat well” – or “My Stop & Shop,” or “My Martin’s” of course. This helps them to communicate more clearly to the customer what they stand for.

And, as you may have already seen online or in the media, Albert Heijn has also launched a new campaign that harks back to the mottos and key drivers of its founders: Authenticity, innovation, what matters, commitment. It started out as an internal movement, shared with associates in the stores, in the distribution centers and in the office. And it is now finding its way to the outside world.

In 1911, Albert Heijn launched the first own-brand products, next to other brands, of course, as the customer always wants a balance. In the Netherlands, more than half the products we sell are now own brand. In the United States, this figure is 38% and in the Czech Republic it is one-third. I’m proud of these figures as this too, is a strategic choice within our Reshaping Retail framework.

Before I finish, I would like to make a confession that touches upon this. During my career, I have worked in several countries so my family has lived in different places. In all these places we had one constant factor, which was our favorite chocolate spread, and that was from the own brand of … Delhaize.

Of course there is a reason why I am making this personal confession. Delhaize’s experience with its own brand in various countries is one of the areas in which we can learn from our future merger partner.

We, on the other hand, bring in our expertise with regard to omni-channel. And together we will be stronger with our shared vision on corporate social responsibility.

One month ago, you gave us the go-ahead to merge with Delhaize. So, I no longer need to convince you of the reasons behind this transaction. Still, I would like to emphasize once more the opportunities we see to further build our strong, local brands together. What is right for the customer is also right for the new business.

Since the Extraordinary General Meeting, we have received approval from the Belgian Competition Authority. With that, the antitrust reviews in Europe are complete. The review by the Federal Trade Commission in the U.S. is still underway. I cannot comment on that further but what I can say is that we are on track to finalize the merger in mid-2016 and kick off with the new company.

At next year’s meeting, I hope to be able to talk about the results of our first trading period as Ahold Delhaize. A new milestone. In 2017, Delhaize will be celebrating its 150th anniversary, and Ahold, its 130th. This will be the next step on our shared journey forward, on which we will become an even stronger international retailer, driven by great brands.

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I would like to end with a few words of thanks. To our customers, who come to us for their daily groceries and inspire us to continue improving. To our associates, and our franchisers. And of course, I would like to thank you, our shareholders, for your support and your confidence in the future of Ahold, and Ahold Delhaize.

2016/11

Cautionary notice

The Dutch version of this press release is leading in case of inconsistencies.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions.

This communication contains Ahold forward-looking statements as to, amongst others,

Ahold tackling major challenges in society as to, amongst others, health, food security, diversity and responsible consumption, its Responsible Retailing Strategy, which covers, amongst others, organic products, being a better neighbor, sourcing and people, capital repayment, strong local brands and the intended merger between Ahold and Delhaize.

Many of the risks and uncertainties relate to factors that are beyond Ahold’s control. Therefore, investors and shareholders should not place undue reliance on such statements, which include but are not limited to Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities.

The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of “Royal Ahold” or simply “Ahold.”

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